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                             September 1, 2022

       Karen Brennan
       Chief Financial Officer
       Jones Lang LaSalle Inc.
       200 East Randolph Drive
       Chicago, IL 60601

                                                        Re: Jones Lang LaSalle
Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 15,
2022
                                                            File No. 001-13145

       Dear Ms. Brennan:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed April 15, 2022

       General

   1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing
your specific characteristics or circumstances. In your discussion, please also address the
circumstances under which you would consider having the Chair and CEO roles filled by
a single individual, when shareholders would be notified of any such change, and
whether you will seek prior input from shareholders.
   2. Please expand upon the role that your non-executive Chairman of the Board plays in the leadership of the
board. For example, please enhance your disclosure to address whether or not your
non-executive Chairman of the Board may:

                                                              require board
consideration of, and/or override your CEO on, any risk matters; or
                                                              provide input on
design of the board itself.

   3. Please expand upon how your board administers its risk oversight function. For example, please disclose:
 Karen Brennan
Jones Lang LaSalle Inc.
September 1, 2022
Page 2

                why your board elected to retain direct oversight responsibility for your Information
              Security Program, rather than assign oversight to a board committee;
                the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
                whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
                how the board interacts with management to address existing risks and identify significant emerging risks;
                whether you have a Chief Compliance Officer and to whom this position reports; and
                how your risk oversight process aligns with your disclosure controls and procedures.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer Gowetski at 202-551-3401 or Barbara Jacobs at 202-551-
3735 with any questions.



FirstName LastNameKaren Brennan                                Sincerely,
Comapany NameJones Lang LaSalle Inc.
                                                               Division of
Corporation Finance
September 1, 2022 Page 2                                       Disclosure
Review Program
FirstName LastName